Exhibit 99.1

Fanhua Reports First Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, May 26, 2022, Eastern Daylight Time, (GLOBE NEWSWIRE) Fanhua Inc. (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20221.

Financial Highlights for the First Quarter of 2022:

(In thousands, except per ADS)	2021Q1 (RMB)	2022Q1 (RMB)	2022Q1 (US$)	Change %
Total net revenues	1,095,029	686,387	108,275	(37.3)
Operating income	140,401	20,589	3,248	(85.3)
Impairment on investment in an affiliate	—	(78,277)	(12,348)	N/A
Net income (loss) attributable to the Company’s shareholders	138,385	(37,838)	(5,969)	N/A
Non-GAAP net income attributable to the Company’s shareholders[2]	138,385	40,439	6,379	(70.8)
Basic and diluted net income (loss) per ADS	2.58	(0.70)	(0.11)	N/A
Non-GAAP diluted net income per ADS[3]	2.58	0.75	0.12	(70.9)
Cash, cash equivalents and short-term investments (As of March 31, 2021 and 2022)	1,624,399	1,281,469	202,146	(21.1)

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented on the financial results of first quarter of 2022, “Since the beginning of 2022, the Omicron COVID-19 variant has been fueling outbreaks in certain areas in China, dealing a severe blow to offline activities and trainings of our sales teams, and in the most COVID-stricken areas, Fanhua’s claims adjusting business almost ground to a halt, leading to a loss in the segment in the first quarter of 2022.

“The COVID-19 resurgences and economic uncertainties to some extent restrained the release of consumer demands for insurance. Along with the high base effect resulted from the transition to the new critical illness definition framework in the first quarter of 2021, China’s life insurance industry reported a decline of 3.1% by gross written premiums (“GWP”) in the first quarter of 2022 from the same period in 2021. Against this backdrop, despite a decline in our first-year premiums of life insurance business, our life insurance business still managed to grow by 10.1% year over year in terms of GWP, and our operating income reached RMB20.6 million, meeting our expectations.

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate as of March 31, 2022 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate.
[3]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

“Despite mounting external challenges, we have continued to execute on our ‘Professionalization, Career-based, Digitalization and Open Platform’ strategy and made steady progress in key initiatives: i) achieving cost reductions and efficiency improvements by optimizing staffing and closing low-performing outlets; ii) further tapping into the mid-to-high-net worth market by offering referral of insurance trust and family trust services; iii) completing training and certification programs for over 1500 Family Office Consultants (“FOC”) and getting ready with the training courses for Fanhua retirement planners, helping agents transform from experts on insurance products to experts on family-based asset allocation, and then to experts on elderly care and legacy management; (iv) recruiting high-performing elites; v) preparing for the launch of Lanzhanggui APP 3.0, a symbol of Fanhua’s strong technological prowess; vi) working on establishing standard operating procedures of a 3R (“Account Responsibility, Solution Responsibility and Fulfill Responsibility”) marketing model, featuring platform-supported team work to enable our agents to provide more professional and all-around services to their clients and (vii) accelerating market development of our open platform strategy.

“We still face tremendous challenges in the second quarter of 2022. COVID-19 continues to adversely affect offline activities of our sales agents. Meanwhile, the regulatory requirement for double-recording is set to be implemented in Hebei Province and other areas starting from June 2022, which may also temporarily cause adverse impact on the insurance industry. Despite the headwinds, our management team is still confident in achieving operating profit in the second quarter of 2022.”

Financial Results for the First Quarter of 2022

Total net revenues were RMB686.4 million (US$108.3 million) for the first quarter of 2022, representing a decrease of 37.3% from RMB1,095.0 million for the corresponding period in 2021.

●	Net revenues for agency business were RMB588.0 million (US$92.8 million) for the first quarter of 2022, representing a decrease of 41.2% from RMB1,000.1 million for the corresponding period in 2021. In the first quarter of 2022, total GWP increased by 9.9% year-over-year to RMB3.4 billion, of which first year premiums decreased by 37.0% year-over-year to RMB562.8 million while renewal premiums increased by 28.6% year-over-year to RMB2,883.2 million.

◆	Net revenues for the life insurance business were RMB558.6 million (US$88.1 million) for the first quarter of 2022, representing a decrease of 42.4% from RMB969.2 million for the corresponding period in 2021. The decrease was mainly due to i) disruption of offline sales activities of our sales agents in the first quarter of 2022 due to outbreaks of COVID-19 pandemic in multiple regions of China, (ii) subdued customer demands for insurance due to concerns on resurgences of the pandemic and increased economic uncertainty and iii) high base in the first quarter of 2021 as a result of the strong sales of critical illness products prior to the transition to the new critical illness definition framework resulting in continued weakened demand for critical illness insurance products post the transition. In the first quarter of 2022, total life insurance GWP increased by 10.1% year-over-year to RMB3,375.8 million, of which first year premiums decreased by 40.1% year-over-year to RMB492.6 million and renewal premiums increased by 28.6% year-over-year to RMB2,883.2 million.

Net revenues generated from our life insurance business accounted for 81.4% of our total net revenues in the first quarter of 2022.

◆	Net revenues for the P&C insurance business were RMB29.4 million (US$4.6 million) for the first quarter of 2022, representing a slight decrease of 4.9% from RMB30.9 million for the corresponding period in 2021. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 4.3% of our total net revenues in the first quarter of 2022.

●	Net revenues for the claims adjusting business were RMB98.4 million (US$15.5 million) for the first quarter of 2022, representing an increase of 3.7% from RMB94.9 million for the corresponding period in 2021. Net revenues generated from the claims adjusting business accounted for 14.3% of our total net revenues in the first quarter of 2022.

Total operating costs and expenses were RMB665.8 million (US105.0 million) for the first quarter of 2022, representing a decrease of 30.3% from RMB954.6 million for the corresponding period in 2021.

●	Commission costs were RMB450.7 million (US$71.1 million) for the first quarter of 2022, representing a decrease of 38.9% from RMB737.6 million for the corresponding period in 2021.

●	Commission cost for agency business were RMB383.4 million (US$60.5 million) for the first quarter of 2022, representing a decrease of 43.1% from RMB674.0 million for the corresponding period in 2021.

◆	Costs of the life insurance business were RMB363.5 million (US$57.3 million) for the first quarter of 2022, representing a decrease of 44.3% from RMB652.7 million for the corresponding period in 2021. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 80.7% of our total commission costs in the first quarter of 2022.

◆	Costs of the P&C insurance business were RMB19.9 million (US$3.1 million) for the first quarter of 2022, representing a decrease of 6.6% from RMB21.3 million for the corresponding period in 2021. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The decrease in the costs of P&C insurance business was in line with the decrease in net revenue of P&C insurance business. Costs incurred by the P&C insurance business accounted for 4.4% of our total commission costs in the first quarter of 2022.

●	Costs of claims adjusting business were RMB67.2 million (US$10.6 million) for the first quarter of 2022, representing an increase of 5.7% from RMB63.6 million for the corresponding period in 2021. Costs incurred by the claims adjusting business accounted for 14.9% of our total commission costs in the first quarter of 2022.

●	Selling expenses were RMB74.9 million (US$11.8 million) for the first quarter of 2022, representing a decrease of 4.5% from RMB78.4 million for the corresponding period in 2021. The decrease was due to decreased sales events and decreased rental costs of our sales outlets, partially offset by increased headcount in Yuntong branches established in 2021.

●	General and administrative expenses were RMB140.2 million (US$22.1 million) for the first quarter of 2022, representing an increase of 1.2% from RMB138.6 million for the corresponding period in 2021. The increase was mainly due to increased expenditures for execution of the Professionalization, Digitalization and Open Platform strategy.

As a result of the foregoing factors, we recorded an operating income of RMB20.6 million (US$3.2 million) for the first quarter of 2022, representing a decrease of 85.3% from RMB140.4 million for the corresponding period in 2021.

Operating margin was 3.0% for the first quarter of 2022, compared to 12.8% for the corresponding period in 2021.

Investment income was RMB4.1 million (US$0.6 million) for the first quarter of 2022, representing a decrease of 59.8% from RMB10.2 million for the corresponding period in 2021. The investment income in the first quarter of 2022 consisted of yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter as investment income is recognized when the investment matures or is disposed of.

Income tax expense was RMB6.3 million (US$1.0 million) for the first quarter of 2022, representing a decrease of 80.7% from RMB32.7 million for the corresponding period in 2021. The effective tax rate for the first quarter of 2022 was 18.0% compared with 21.4% for the corresponding period in 2021.

Share of income of affiliates, net of impairment was negative RMB70.6 million (US$11.1 million) for the first quarter of 2022, compared to RMB15.4 million for the corresponding period in 2021. The share of income of affiliates, net of impairment mainly included (i) an other than temporary impairment loss of RMB78.3 million (US$12.3 million) on investment in CNFinance Holdings Limited (“CNFinance”) in the first quarter of 2022, reflecting a write-down to the fair value of the investment as measured by its closing market price on March 31, 2022, and (ii) share of income from CNFinance of RMB8.0 million (US$1.3 million) in the first quarter of 2022, compared to share of income from CNFinance of RMB15.7 million in the same period of 2021.

Net loss was RMB41.7 million (US$6.6 million) for the first quarter of 2022, as compared to net income of RMB135.3 million for the corresponding period in 2021.

Net loss attributable to the Company’s shareholders was RMB37.8 million (US$6.0 million) for the first quarter of 2022, as compared to net income attributable to the Company’s shareholders of RMB138.4 in 2021 mainly due to the share of income of affiliates, net of impairment.

Non-GAAP net income attributable to the Company’s shareholders2 (exclusive of impairment on investment in CNFinance) was RMB40.4 million (US$6.4 million) for the first quarter of 2022, representing a decrease of 70.8% from RMB138.4 million for the corresponding period in 2021.

Net margin was negative 5.5% for the first quarter of 2022 as compared to 12.6% for the corresponding period in 2021.

Non-GAAP net margin4 was 5.9% for the first quarter of 2022 as compared to 12.6% or the corresponding period in 2021.

Basic and diluted net loss per ADS were RMB0.70 (US$0.11) and RMB0.70 (US$0.11) for the first quarter of 2022, respectively, as compared to basic and diluted net income of RMB2.58 and RMB2.58 per ADS for the corresponding period in 2021, respectively.

Non-GAAP basic and diluted net income per ADS3 were RMB0.75 (US$0.12) and RMB0.75 (US$0.12) for the first quarter of 2022, respectively, as compared to RMB2.58 and RMB2.58 per ADS for the corresponding period in 2021, respectively.

As of March 31, 2022, the Company had RMB1,281.5 million (US$202.1 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in 2022:

●	Baowang (www.baoxian.com) - Our Direct-to-Consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of registered customer accounts was 3.5 million as of March 31, 2022, as compared to 3.1 million as of March 31, 2021;

➢	The number of active customer accounts[5] was 88,192 in the first quarter of 2022, representing an increase of 48.7% from 59,296 in the corresponding period of 2021

➢	Insurance premiums generated on Baoxian.com was RMB82.9 million (US$13.1 million) in the first quarter of 2022, representing an increase of 0.2% from RMB82.7 million in the corresponding period of 2021.

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[6] was 18,086 in the first quarter of 2022, as compared to 46,723 in the same period of 2021. The number of active users of Lan Zhanggui who had sold at least one life insurance policy was 9,371 in the first quarter of 2022, as compared to 30,585 in the same period of 2021. The decrease was mainly due to the high base in the first quarter of 2021 as a result of the strong sales of critical illness insurance products prior to the transition to the new critical illness definition framework.

➢	Insurance premiums generated from Lan Zhanggui were RMB442.7 million (US$69.8 million) in the first quarter of 2022, consisting of (i) life insurance premiums of RMB415.4 million (US$65.5 million) and (ii) non-life insurance premiums of RMB27.3 million (US$4.3 million), respectively, as compared to RMB998.2 million total insurance premiums generated from Lan Zhanggui consisting of (i) RMB810.5 million life insurance premiums and (ii) RMB187.7 million non-life insurance premiums in the same period of 2021.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 2.1 million as of March 31, 2022, as compared to 2.8 million as of March 31, 2021.

[4]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenues.
[5]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.
[6]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

Recent Developments

●	The number of performing agents[7] was 38,580 in the first quarter of 2022, compared to 79,194 in the same period of 2021 including 11,656 performing agents for selling life insurance products in the first quarter of 2022, compared to 33,633 in the same period of 2021. The decrease in the number of performing agents was mainly due to the (i) disruption of offline sales activities of our sales agents in the first quarter of 2022 resulting from outbreaks of COVID-19 pandemic in certain areas of China, (ii) the high base in the first quarter of 2021 as a result of the strong sales of critical illness products prior to the transition to the new critical illness definition framework and continued weakened demand for critical illness insurance products post the transition; and (iii) decrease of sales of auto insurance in the first quarter of 2022. As of March 31, 2022, Fanhua’s distribution network consisted of 734 sales outlets in 23 provinces and 109 services outlets with 2,174 professional claims adjusters in 31 provinces, compared with 771 sales outlets in 23 provinces and 113 service outlets with 1,829 professional claims adjusters in 31 provinces as of March 31, 2021.

●	In May 2022, Fanhua was awarded “Insurance Intermediary Service Provider of the Year” in the “Insurance Intermediary List 2022” published by Insurance Today, a magazine generally regarded as a prominent publication in the insurance industry. Furthermore, in the Jinnuo Awards organized by China Banking and Insurance News, one of the most authoritative publication in the banking and insurance industries, one of the customized products co-developed by Fanhua and Evergrande won the award of “Innovative Insurance Product of the Year 2021”, and Fanhua eHuzhu’s “Marketing Program of Top 10 Cancer Fighting Cases” was selected as one of the “Outstanding Social Responsibility Projects in the Finance Industry of the Year”.

Business Outlook

Fanhua expects its operating income to remain positive for the second quarter of 2022. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its first quarter 2022 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on May 26, 2022

or 9:00 a.m. Beijing/Hong Kong Time on May 27, 2022

The toll free dial-in numbers:

United States	1-833-239-5565
Hong Kong, China	800-906-601
South Korea	080-850-0474

The toll dial-in numbers:

China (Mainland)	400-820-5286
Hong Kong, China & Other Areas	+852 30-186-771
United Kingdom	+44 203-692-8125
Conference ID #: 4067079

Additionally, a live and archived web cast of this call will be available at: https://edge.media-server.com/mmc/p/h4u2gjx5

[7]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2022, our distribution and service network consisted of 734 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 109 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders3 as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude impairment on investment in an affiliate. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this press release.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	564,624	629,551	99,309
Restricted cash	76,303	76,229	12,025
Short term investments	870,682	651,918	102,837
Accounts receivable and contract assets, net	653,757	638,082	100,655
Other receivables	60,755	71,650	11,302
Investment in affiliates	—	258,419	40,765
Other current assets	39,947	45,120	7,118
Total current assets	2,266,068	2,370,969	374,011

Non-current assets:
Restricted bank deposit - non current	15,595	15,608	2,462
Contract assets, net - non-current	192,114	223,097	35,193
Property, plant, and equipment, net	46,800	103,453	16,319
Goodwill and intangible assets, net	109,869	109,869	17,332
Deferred tax assets	18,728	25,669	4,049
Investment in affiliates	335,808	6,342	1,000
Other non-current assets	31,459	31,310	4,939
Right of use assets	225,677	201,138	31,729
Total non-current assets	976,050	716,486	113,023
Total assets	3,242,118	3,087,455	487,034
Current liabilities:
Accounts payable and accrued commissions	377,558	315,358	49,746
Insurance premium payables	24,054	25,703	4,055
Other payables and accrued expenses	178,157	165,392	26,090
Accrued payroll	111,672	87,386	13,785
Income tax payable	130,222	132,090	20,837
Dividend payable	—	51,079	8,057
Current operating lease liability	87,012	87,072	13,735
Total current liabilities	908,675	864,080	136,305

Non-current liabilities:
Accrued commissions – non-current	97,869	113,653	17,929
Other tax liabilities	73,213	64,072	10,107
Deferred tax liabilities	73,716	76,217	12,023
Non-current operating lease liability	128,283	107,269	16,921
Total non-current liabilities	373,081	361,211	56,980
Total liabilities	1,281,756	1,225,291	193,285

Ordinary shares	8,089	8,091	1,276
Statutory reserves	557,221	557,221	87,900
Retained earnings	1,311,715	1,222,799	192,892
Accumulated other comprehensive loss	(39,140)	(44,575)	(7,032)
Total shareholders’ equity	1,837,885	1,743,536	275,036
Non-controlling interests	122,477	118,628	18,713
Total equity	1,960,362	1,862,164	293,749
Total liabilities and equity	3,242,118	3,087,455	487,034

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended
	March 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues:
Agency	1,000,104	587,988	92,753
Life insurance business	969,234	558,574	88,113
P&C insurance business	30,870	29,414	4,640
Claims adjusting	94,925	98,399	15,522
Total net revenues	1,095,029	686,387	108,275
Operating costs and expenses:
Agency	(674,018)	(383,443)	(60,487)
Life insurance Business	(652,682)	(363,527)	(57,345)
P&C insurance Business	(21,336)	(19,916)	(3,142)
Claims adjusting	(63,639)	(67,249)	(10,608)
Total operating costs	(737,657)	(450,692)	(71,095)
Selling expenses	(78,403)	(74,868)	(11,810)
General and administrative expenses	(138,568)	(140,238)	(22,122)
Total operating costs and expenses	(954,628)	(665,798)	(105,027)
Income from operations	140,401	20,589	3,248
Other income, net:
Investment income	10,233	4,054	639
Interest income	526	679	107
Others, net	1,477	9,973	1,573
Income from operations before income taxes and share income of affiliates	152,637	35,295	5,567
Income tax expense	(32,701)	(6,348)	(1,001)
Share of income of affiliates, net of impairment	15,362	(70,634)	(11,142)
Net income (loss)	135,298	(41,687)	(6,576)
Less: net loss attributable to non-controlling interests	(3,087)	(3,849)	(607)
Net income (loss) attributable to the Company’s shareholders	138,385	(37,838)	(5,969)

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2021	2022	2022
	RMB	RMB	US$
Net income (loss) per share:
Basic	0.13	(0.04)	(0.01)
Diluted	0.13	(0.04)	(0.01)
Net income (loss) per ADS:
Basic	2.58	(0.70)	(0.11)
Diluted	2.58	(0.70)	(0.11)

Shares used in calculating net income (loss) per share:
Basic	1,073,891,784	1,073,994,006	1,073,994,006
Diluted	1,074,291,239	1,073,994,006	1,073,994,006
Net income (loss)	135,298	(41,687)	(6,576)
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(6,378)	90	14
Share of other comprehensive gain (loss) of affiliates	542	(413)	(65)
Unrealized net loss on available-for-sale investments	(6,980)	(5,112)	(806)
Comprehensive income (loss)	122,482	(47,122)	(7,433)
Less: Comprehensive loss attributable to the non-controlling interests	(3,087)	(3,849)	(607)
Comprehensive income (loss) attributable to the Company’s shareholders	125,569	(43,273)	(6,826)

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2021	2022	2022
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	135,298	(41,687)	(6,576)
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(92)	(1,649)	(260)
Share of income of affiliates, net of impairment	(15,362)	70,634	11,142
Other non-cash adjustments	37,914	35,655	5,623
Changes in operating assets and liabilities	(77,307)	(150,027)	(23,664)
Net cash generated from (used in) operating activities	80,451	(87,074)	(13,735)
Cash flows from investing activities:
Purchase of short term investments	(2,767,430)	(855,000)	(134,873)
Proceeds from disposal of short term investments	3,220,073	1,068,447	168,543
Others	2,874	(61,764)	(9,743)
Net cash generated from investing activities	455,517	151,683	23,927
Cash flows from financing activities：
Others	(10,200)	3	—
Net cash (used in) generated from financing activities	(10,200)	3	—
Net increase in cash, cash equivalents and restricted cash	525,768	64,612	10,192
Cash, cash equivalents and restricted cash at beginning of period	350,098	656,522	103,564
Effect of exchange rate changes on cash and cash equivalents	(6,528)	254	40
Cash, cash equivalents and restricted cash at end of period	869,338	721,388	113,796

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended March 31
	2021			2022
	GAAP	Impairment on investment in affiliates	Non-GAAP	GAAP	Impairment on investment in affiliates	Non-GAAP	Change%
Net revenues	1,095,029	—	1,095,029	686,387	—	686,387	(37.3)
Income from operations	140,401	—	140,401	20,589	—	20,589	(85.3)
Operating margin	12.8%	—	12.8%	3.0%		3.0%	(76.6)
Share of income of affiliates, net of impairment	15,362	—	15,362	(70,634)	(78,277)	7,643	(50.2)
Net income (loss) attributable to the Company’s shareholders	138,385	—	138,385	(37,838)	(78,277)	40,439	(70.8)
Net margin	12.6%		12.6%	(5.5%)		5.9%	(53.2)
Net income (loss) per share:
Basic	0.13	—	0.13	(0.04)	—	0.04	(69.2)
Diluted	0.13	—	0.13	(0.04)	—	0.04	(69.2)
Net income (loss) per ADS :
Basic	2.58	—	2.58	(0.70)	—	0.75	(70.9)
Diluted	2.58	—	2.58	(0.70)	—	0.75	(70.9)
Shares used in calculating net income (loss) per share :
Basic	1,073,891,784	—	1,073,891,784	1,073,994,006	—	1,073,994,006	—
Diluted	1,074,291,239	—	1,074,291,239	1,073,994,006	—	1,073,994,006	—

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.